December 27, 2007

BY EDGAR

Mr. Karl F. Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Atna Resources Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007
Response Letter Dated August 30, 2007
File No. 000-29336

Dear Mr. Hiller:

This letter is written in response to your letter dated December 18, 2007, and is a follow-up to Atna’s correspondence dated and EDGAR filed on December 20, 2007.  This correspondence further addresses your enquiries regarding Item 2 of your letter of December 18, 2007.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

2.
Note 12(e) Statements of Cash Flows, has been amended in the December 31, 2006 audited financial statements to correspond with the audited financials statements Consolidated Statements of Cash Flows.  For your review, amended audited financial statements have been attached as Exhibit 1 to this correspondence.

Please do not hesitate to contact the undersigned by telephone at (604) 694-7564 if you have any further questions or comments concerning this matter.

Yours truly,

ATNA RESOURCES LTD.

(Signed)“G. Ross McDonald”

G. Ross McDonald
Chief Financial Officer

Attachment:  Exhibit 1. Amended - Audited Financial Statements for the year ended December 31, 2006.